POINTERTOP

Website platform for instant rep-to-visitor audio, video, and multimedia communications

🟦 PITCH VIDEO ⬜ INVESTOR PANEL



pointertop.com   Tempe AZ 🐦

Technology   Software   B2B   Saas   Ecommerce

Highlights

1. Innovative, patented tech that revolutionizes remote sales and support

2. Founded by a team of MIT and Microsoft veterans and serial entrepreneurs

3. Creating a new communications channel: "Cross-Interactive Websites"

3. Creating a new communications channel: "Cross-Interactive Websites"

4. Working within a large $9B Serviceable Market for Cloud Contact Solutions (CCS)

5. ...with explosive Pre-Covid growth pegged at 25% per year (for the CCS Market)

6. ...and now experiencing intense flaring of interest in the CCS market, post-Covid

7. Built with $0 outside funding to date

8. Platform-as-a-Service with a complete suite of tools and 5-years under development

Our Team



Jason Junge CEO

MIT/Kellogg-educated Business Strategy expert in high-tech that has worked with companies ranging from new startups to Microsoft, to craft and execute successful growth strategies.

The idea for CrozTop was born from the need of its founder to increase the productivity of his digital marketing spend as CEO of another company. At PointerTop we are always both customers and agents of our technologies to intimately understand our clients' pain points and thrive from the benefits of using our own technologies.



Rafael Saavedra CTO

Leading edge and visionary technologist having worked as CTO for a series of startups over the last 30 years, with multiple patents and successful exits under his belt.

THE Remote Agent Platform for Websites

ECommerce has been an unmitigated success for companies wanting to sell their wares online using shopping carts, AI, and intelligent tools as they wring costs out of the process by putting users in charge of their own purchases. But what if a business has to use company agents to sell its products and services? Or what about those customers that prefer to deal with humans? PointerTop this year introduced CrozTop to those companies wanting to provide a complete high-touch service experience to their customers via their websites.



When Human Interaction Is A Feature

High-touch companies require the involvement of human agents in the sale, whether because the products or services themselves are complicated; the sales process is complicated; the products or services require a high level of trust to transact; or the company relies on high-quality service to set themselves apart from the competition.

When we went looking for web tools that facilitated a person-to-person transaction online because we were running a high-touch company at the time, we couldn't find anything other than chat, a service tool for quick answers. Our company wanted the productivity boost that high-tech web tools and Digital Marketing had to offer, while still enjoying the cost-saving benefits of a call center. ECommerce was exploding and we felt we were being left behind.

High-touch Sales Meets High-tech Software

So we invented and patented CrozTop, the first "Cross-Interactive" platform of its kind. With CrozTop we are now able to have human agents support and sell to customers right through the website, engaging in web-conference-style audio and video calls but without leaving the initial website visit or having to download anything; launching pitch presentations; showing demo and testimonial videos; creating customized and instant quotes; and signing customer agreements on the spot, among other things. It's high-touch meets high-tech, using multimedia tools to boost convenience, relationship building, and productivity, while saving on brick-and-mortar costs.



Five Years To Develop And Patent

We've spent over five years developing CrozTop to get the right mix of interactivity, tools, reports, and user graphics, while applying for, and ultimately getting, a patent. It was crucial for our clients that CrozTop be easily accessible to visitors; convenient to the point of being easier to use than the phone or email; and ultimately powerful enough to drive orders of magnitude higher rates of conversion and satisfaction.



Game-changing benefits of CrozTop

Explosive Results

When we were running Digital Marketing campaigns to generate customers at our former high-touch company, we were forced to move leads off-channel to telephones and email forms in order to interact with them. We were getting

plenty of web visitors, but our conversions and customer satisfaction scores were too low to be worthwhile. Our typical sales funnel back then involved moving leads from ad to landing page, to phone or email form (and eventually to phone), losing leads, fidelity, urgency, and interactivity in the process.



Transforming the Digital Funnel

CrozTop now allows that company, and all our clients, to engage with customers at the point of need; to begin building a relationship from the first point of contact; and to use various interactive tools to make the sales and service experience faster and more convenient. That original company of ours experienced a 30-fold increase in conversions, now yielding a positive return on investment in Digital Marketing.

Covid-19 Has Ignited Interest In CrozTop

Covid has forced employees of all types to work remotely and from home, leading to a flood of interest from companies worldwide into Cloud Contact Solutions. PointerTop previously focused on small and medium businesses to quickly launch sales as a company, compiling over 40 clients to date across all its products, but since Covid has now been receiving interest from large prospects internationally. CrozTop represents a unique and innovative solution for those high-touch companies forced to send their agents home during the pandemic, and our WeFunder raise will help us to market to, onboard, and service all those potential accounts.

Covid has placed CrozTop in the cross-hairs of high-touch targets worldwide; help us reach and welcome those companies to a Web of Digital Experiences! Thank you for joining us!

Downloads

PT WeFunderPitch 0121.pdf